UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

THIRD AMENDED AND RESTATED APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, FOR AN ORDER OF EXEMPTION FROM SECTION 15(a) OF THE ACT AND RULE 18f-2 UNDER THE ACT AND FROM CERTAIN DISCLOSURE REQUIREMENTS UNDER VARIOUS

RULES AND FORMS

In the Matter of:

COLUMBIA FUNDS SERIES TRUST,

COLUMBIA FUNDS SERIES TRUST I,

COLUMBIA FUNDS SERIES TRUST II,

COLUMBIA FUNDS VARIABLE INSURANCE TRUST,

COLUMBIA FUNDS VARIABLE SERIES TRUST II,

COLUMBIA ETF TRUST,

COLUMBIA ETF TRUST I,

COLUMBIA ETF TRUST II and

COLUMBIA MANAGEMENT INVESTMENT ADVISERS, LLC

225 Franklin Street

Boston, Massachusetts 02110

Please send all communications, notices and orders to:

Ryan C. Larrenaga, Esq.

Columbia Management Investment Advisers, LLC

225 Franklin Street

Boston, MA 02110

(617) 385-9536 (phone)

(877) 303-6610 (fax)

Copies to:

Christopher O. Petersen, Esq.

Columbia Management Investment Advisers, LLC

225 Franklin Street

Boston, MA 02110

As filed with the Securities and Exchange Commission

on March 7, 2019

THIS DOCUMENT (INCLUDING EXHIBITS) CONTAINS 22 PAGES.

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

In the Matter of	)

THIRD AMENDED AND RESTATED

APPLICATION PURSUANT TO SECTION 6(c)

OF THE INVESTMENT COMPANY ACT OF

1940, AS AMENDED, FOR AN ORDER OF

EXEMPTION FROM SECTION 15(a) OF THE

ACT AND RULE 18f-2 UNDER THE ACT AND

FROM CERTAIN DISCLOSURE

REQUIREMENTS UNDER VARIOUS RULES

AND FORMS

)
COLUMBIA FUNDS SERIES TRUST	)
COLUMBIA FUNDS SERIES TRUST I	)
COLUMBIA FUNDS SERIES TRUST II	)
COLUMBIA FUNDS VARIABLE INSURANCE TRUST	) )
COLUMBIA FUNDS VARIABLE SERIES TRUST II	)
COLUMBIA ETF TRUST	)
COLUMBIA ETF TRUST I	)
COLUMBIA ETF TRUST II	)
COLUMBIA MANAGEMENT INVESTMENT ADVISERS, LLC	) )
)
Investment Company Act of 1940)
File No. 812-14791)

I. INTRODUCTION

Columbia Funds Series Trust (“CFST”), Columbia Funds Series Trust I (“CFST I”), Columbia Funds Series Trust II (“CFST II”), Columbia Funds Variable Insurance Trust (“CFVIT”), Columbia Funds Variable Series Trust II (“CFVST II”), Columbia ETF Trust (“CETF”), Columbia ETF Trust I (“CETF I”), and Columbia ETF Trust II (“CETF II” and together with CFST, CFST I, CFST II, CFVIT, CETF and CETF I, the “Trusts”), are registered open-end investment companies that may offer one or more series of shares (each a “Series” and collectively, the “Series”) and Columbia Management Investment Advisers, LLC (the “Adviser” and together with the Trusts and the Series, the “Applicants”)1, the investment adviser to the Trusts, hereby file this third amended and restated application (the “Application”) for an order of the Securities and Exchange Commission (the “Commission”) under Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”).

Applicants request an order exempting Applicants from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to permit the Adviser, subject to the approval of the board of trustees of the applicable Trust (the “Board”), including a majority of those who are not “interested persons” of the Series or the Adviser, as defined in Section 2(a)(19) of the 1940 Act (the “Independent Board Members”), and without obtaining shareholder approval to: (i) select certain wholly-owned and non-affiliated investment sub-advisers (each a “Sub-Adviser” and collectively, the “Sub-Advisers”)2 to manage all or a portion of the assets of a Series and/or to provide model portfolios to the Adviser that would be utilized in connection with the management of a Series and enter into investment sub-advisory agreements with the Sub-Advisers (each a “Sub-Advisory Agreement” and collectively, the “Sub-Advisory Agreements”); and (ii) materially amend Sub-Advisory Agreements with the Sub-Advisers.3 As

[1]

The term “Adviser” includes (i) the Adviser and (ii) any entity controlling, controlled by, or under common control with, the Adviser or its successors. For the purposes of the requested order, “successor” is limited to an entity resulting from a reorganization into another jurisdiction or a change in the type of business organization. In marketing services to prospective clients, the Adviser uses Columbia Threadneedle Investments, the global brand of the Columbia Threadneedle group of companies.

[2]

Sub-Advisers may either manage all or a portion of the assets of a Subadvised Series on a discretionary basis (“Discretionary Sub-Advisers”) or provide model portfolios to the Adviser on a non-discretionary basis (“Non-Discretionary Sub-Advisers”). Each Sub-Adviser, whether providing discretionary or non-discretionary advice, would be considered an “investment adviser or sub-adviser” of the Subadvised Series under Section 2(a)(20) of the 1940 Act.

[3]

The requested order would supersede a prior order upon which the Applicants currently rely (AXP Market Advantage Series, Inc., et al., Investment Company Act Rel. Nos. 25619 (June 19, 2002) (notice) and 25664 (July 16, 2002) (order) (the “Prior Order”). The requested order would extend the relief granted under the Prior Order to Wholly-Owned Sub-Advisers as well as exemptions from certain disclosure obligations. If the requested order is granted, no entity that is subject to the Prior Order will continue to rely on the Prior Order. The Applicants would rely on shareholder approval of operation under the Prior Order to satisfy the condition of the requested Order that shareholders approve operation of the Fund under the requested Order (Condition 1).

used herein, a Sub-Adviser for a Series is (1) an indirect or direct “wholly-owned subsidiary” (as such term is defined in the 1940 Act) of the Adviser for that Series, or (2) a sister company of the Adviser for that Series that is an indirect or direct “wholly-owned subsidiary” (as such term is defined in the 1940 Act) of the same company that, indirectly or directly, wholly owns the Adviser (each of (1) and (2) a “Wholly-Owned Sub-Adviser” and collectively, the “Wholly-Owned Sub-Advisers”), or (3) an investment sub-adviser for that Series that is not an “affiliated person” (as such term is defined in Section 2(a)(3) of the 1940 Act) of the Series, any Feeder Fund (as defined below) invested in a Master Fund (as defined below), any Trust, or the Adviser, except to the extent that an affiliation arises solely because the sub-adviser serves as a Sub-Adviser to one or more Series (each a “Non-Affiliated Sub-Adviser” and collectively, the “Non-Affiliated Sub-Advisers”).[4]

Applicants also apply for an order of the Commission under Section 6(c) of the 1940 Act exempting the Series from certain disclosure obligations under the following rules and forms: (i) Item 19(a)(3) of Form N-1A; (ii) Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8), and 22(c)(9) of Schedule 14A under the Securities Exchange Act of 1934 (the “Exchange Act”); and (iii) Sections 6-07(2)(a), (b), and (c) of Regulation S-X.

Applicants request that the relief sought herein apply to the named Applicants, as well as to any future Series and any other existing or future registered open-end management investment company or series thereof5 that intends to rely on the requested order in the future and that (i) is advised by the Adviser, (ii) uses the multi-manager structure described in this Application, and (iii) complies with the terms and conditions set forth herein (each, a “Subadvised Series”).6 All registered open-end investment companies that currently rely on the Prior Order7 and intend to rely on the requested order are named as Applicants. All Series that currently are, or that currently intend

[4]	Section 2(a)(3) of the 1940 Act defines “affiliated person” as follows:

“Affiliated person” of another person means (A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) if such other person is an investment company, any investment adviser thereof or any member of an advisory board thereof; and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof.

Section 2(a)(43) of the 1940 Act defines “wholly-owned subsidiary” of a person as a company 95 per centum or more of the outstanding voting securities of which are, directly or indirectly, owned by such person.

[5]

Sub-Advised Series may be operated as a master-feeder structure pursuant to Section 12(d)(1)(E) of the 1940 Act. In such a structure, certain Series of a Trust (each, a “Feeder Fund”) may invest substantially all of their assets in a Subadvised Series (a “Master Fund”) pursuant to Section 12(d)(1)(E) of the 1940 Act. No Feeder Fund will engage any sub-advisers other than through approving the engagement of one or more of the Master Fund’s sub-advisers.

[6]

For purposes of this Application, the term “Sub-Adviser” will also apply to any Sub-Adviser to any wholly-owned subsidiary of a Subadvised Series (each, a “Subsidiary” and collectively, the “Subsidiaries”). The Adviser will serve as investment adviser to each Subsidiary and may retain one or more Sub-Advisers to manage or provide model portfolios with respect to the assets of a Subsidiary. Applicants also request relief with respect to any Sub-Advisers who serve as Sub-Advisers to a Subsidiary. Where appropriate, Subsidiaries are also included in the term “Subadvised Series.”

[7]

In 2002, the Prior Order was granted to five management investment companies, AXP Variable Portfolio Partners Series, AXP Market Advantage Series, Inc., AXP Partners Series, Inc., AXP Partners International Series, Inc., AXP Strategy Series, Inc., and their investment manager, American Express Financial Corporation (“AEFC”). The Prior Order applies to any registered open-end management investment company or series thereof that, among other things, is “advised by AEFC or any entity controlling, controlled by, or under common control with AEFC.” In late 2005, as part of a spin-off from American Express Company, AEFC became Ameriprise Financial, Inc. (“Ameriprise”) and RiverSource Investments, LLC, a subsidiary of Ameriprise, became adviser to the Funds. On May 1, 2010, Ameriprise closed the acquisition of Columbia Management Group, LLC. Effective that date, RiverSource Investments, LLC changed its name to Columbia Management Investment Advisers, LLC.

to be, Subadvised Series are Series of the Trusts. Any entity that relies on the requested order will do so only in accordance with the terms and conditions contained in this Application.8

Applicants are seeking this exemption primarily to enable the Adviser and the Board to obtain for each Subadvised Series the services of one or more Sub-Advisers believed by the Adviser and the Board to be well suited to manage, or to provide model portfolios with respect to, all or a portion of the assets of the Subadvised Series, and to make material amendments to Sub-Advisory Agreements believed by the Adviser and the Board to be appropriate, without the delay and expense of convening special meetings of shareholders to approve the Sub-Advisory Agreements. Under this structure, the Adviser, in its capacity as investment adviser, evaluates and oversees Sub-Advisers, allocates assets to the Sub-Advisers, implements the model portfolios of Sub-Advisers, and makes recommendations about the hiring, termination, and replacement of Sub-Advisers to the Board, at all times subject to the authority of the Board. This structure is commonly referred to as a “multi-manager” or “manager of managers” structure (such terms are used interchangeably herein).

If the relief sought is granted, the Adviser, with the approval of the Board, including a majority of the members of the Board who are Independent Board Members, would, on behalf of each Subadvised Series, without obtaining shareholder approval, be permitted to (i) hire a Non-Affiliated Sub-Adviser or a Wholly-Owned Sub-Adviser, including terminating an existing Sub-Adviser and replacing it with one or more Non-Affiliated Sub-Advisers or Wholly-Owned Sub-Advisers, and (ii) materially amend Sub-Advisory Agreements with Non-Affiliated Sub-Advisers and Wholly-Owned Sub-Advisers. Shareholder approval will continue to be required for any other sub-adviser changes and material amendments to an existing sub-advisory agreement with any sub-adviser other than a Non-Affiliated Sub-Adviser or a Wholly-Owned Sub-Adviser, in each case (all such changes requiring shareholder approval referred to herein as “Ineligible Sub-Adviser Changes”), except as otherwise permitted by applicable law or by rule or other action of the Commission or its staff.

For the reasons discussed below, Applicants believe that the requested relief is appropriate, in the public interest and consistent with the protections of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that the Subadvised Series would benefit from the requested relief because of delays in hiring or replacing Sub-Advisers and costs associated with the proxy solicitation to approve new or amended Sub-Advisory Agreements in the absence of such relief.

II. THE TRUSTS

All of the Trusts, except for CFST, CETF and CETF II, are organized as Massachusetts business trusts; CFST, CETF and CETF II are organized as Delaware statutory trusts. Each Trust is registered with the Commission as an open-end management investment company under the 1940 Act. The Trusts currently consist of 193 Series, 35 of which operate under a multi-manager structure, and are offered and sold pursuant to a registration statement on Form N-1A. The Adviser serves as an “investment adviser,” as defined in Section 2(a)(20) of the 1940 Act, to each Series. The Trusts and the Series are not required to hold annual shareholder meetings.

Each Series may have its own distinct investment objective, policies and restrictions. A Series may offer, pursuant to Rule 18f-3 under the 1940 Act, one or more classes of shares that are subject to different expenses. Certain Series may issue a class of shares that is subject to a front-end sales load or a contingent deferred sales load. In addition, a Series or any classes thereof may pay fees in accordance with Rule 12b-1 under the 1940 Act. CFVIT and CFVST II sell their shares to separate accounts of life insurance companies to fund variable annuity and variable life insurance policies or to qualified retirement plans.9

[8]

The requested relief will not extend to any sub-adviser, other than a Wholly-Owned Sub-Adviser, who is an affiliated person, as defined in section 2(a)(3) of the 1940 Act, of the Subadvised Series or of the Adviser, other than by reason of serving as a sub-adviser to one or more of the Subadvised Series (“Affiliated Sub-Adviser”).

[9]

Depending upon applicable law or the terms of the insurance contract, the right to vote shares is held by variable contract owners, insurance companies or retirement plans. The term “shareholder” in this Application therefore includes variable contract owners, insurance companies or retirement plans entitled to give voting instructions with respect to a Series. Pursuant to current Commission requirements and Commission staff interpretations, insurance companies vote Subadvised Series shares held in registered separate accounts in accordance with voting instructions received from variable contract owners or payees. In addition, Subadvised Series shares held in registered separate accounts for which contract owners or payees are entitled to give voting instructions, but as to which no voting instructions are received, are voted in proportion to the shares for which voting instructions have been received by that company. The term “payee” as used in this Application shall refer to an individual entitled to the receipt of payment under a variable insurance or annuity contract.

III. THE ADVISER

The Adviser, currently located at 225 Franklin Street, Boston, MA 02110, is a limited liability company organized under the laws of Minnesota and is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser is a wholly-owned subsidiary of Ameriprise, which is currently located at 1099 Ameriprise Financial Center, Minneapolis, MN 55474. Ameriprise is a holding company, which primarily conducts business through its subsidiaries to provide financial planning, products and services that are designed to be utilized as solutions for clients’ cash and liquidity, asset accumulation, income protection, and estate and wealth transfer needs. The Adviser serves as the investment adviser to each Series pursuant to a management agreement or investment management services agreement with each Trust (each an “Investment Management Agreement” and collectively, the “Investment Management Agreements”). The Adviser and each other Adviser is or will be registered with the Commission as an investment adviser under the Advisers Act.

Each Investment Management Agreement is approved by the Board, including a majority of the Independent Board Members, and by the shareholders of the relevant Series in the manner required by Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder. The terms of these Investment Management Agreements comply with Section 15(a) of the 1940 Act. Applicants are not seeking an exemption from the 1940 Act with respect to the Investment Management Agreements. Pursuant to the terms of each Investment Management Agreement and subject to the supervision of the Board, the Adviser manages the day-to-day operations of the Series, determining what investments each Series will buy or sell and placing orders with brokers or dealers that the Adviser selects. The Adviser periodically reviews each Series’ investment policies and strategies and may recommend for consideration by the Board changes to the investment policies and strategies of a particular Series based on the needs of that Series.

Each Investment Management Agreement will provide that the Adviser may, subject to the approval of the Board10, including a majority of the Independent Board Members, and the shareholders of the applicable Subadvised Series (if required), delegate portfolio management responsibilities of all or a portion of the assets of a Subadvised Series to one or more Sub-Advisers. In accordance with each Investment Management Agreement, the Adviser will supervise each Sub-Adviser in its performance of its duties with a view to preventing violations of the federal securities laws. The Adviser will continue to have overall responsibility for the management and investment of the assets of each Subadvised Series, and the Adviser’s responsibilities will include, for example, recommending the removal or replacement of Sub-Advisers, allocating a portion of that Subadvised Series’ assets to one or more Sub-Advisers, and reallocating those assets as necessary from time to time, and/or implementing the model portfolios of one or more Sub-Advisers according to relative portfolio percentages as determined by the Adviser. The Adviser will exercise investment discretion over the portion of a Subadvised Series’ assets that the Adviser determines not to allocate to a Sub-Adviser. If the Adviser determines to delegate portfolio management responsibilities to one or more Sub-Advisers or implement the model portfolios of one or more Sub-Advisers, the Adviser will evaluate, select and recommend Sub-Advisers to manage, or provide model portfolios with respect to, the assets (or portion thereof) of a Subadvised Series, oversee, monitor and review the Sub-Advisers and their performance and their compliance with the Subadvised Series’ investment policies and restrictions. If the name of any Subadvised Series contains the name of a sub-adviser, the name of the Adviser that serves as the primary adviser to the Subadvised Series, or a trademark or trade name that is owned by or publicly used to identify that Adviser, will precede the name of the sub-adviser.

For its services to each Series under the applicable Investment Management Agreement, the Adviser continues to receive an investment management fee from that Series based on the net assets of that Series. A Sub-Adviser receives an investment management fee from the Adviser based on either the percentage of assets overseen by the Sub-Adviser (which may be structured to be based on the assets of multiple Series sub-advised by the Sub-Adviser)

[10]	The term “Board” also includes the board of trustees or directors of a future Subadvised Series.

or a percentage of the assets of the Subadvised Series. The fee paid to a Sub-Adviser will be the result of negotiations between the Adviser and the Sub-Adviser and will be approved by the Board, including a majority of the Independent Board Members.

IV. THE SUB-ADVISERS

Pursuant to its authority under the Investment Management Agreement, the Adviser may enter into Sub-Advisory Agreements with various Sub-Advisers on behalf of the Subadvised Series.

Any Wholly-Owned Sub-Advisers would be part of the Ameriprise Financial corporate structure. The Wholly-Owned Sub-Advisers would provide investment services to the Subadvised Series as separate legal entities.

The Sub-Advisers will be “investment advisers” to the Subadvised Series within the meaning of section 2(a)(20) of the 1940 Act and will provide investment management services to the Subadvised Series subject to, without limitation, the requirements of sections 15(c) and 36(b) of the 1940 Act. In addition, the Sub-Advisers will be registered with the Commission as investment advisers under the Advisers Act or not subject to such registration. The Adviser will select Sub-Advisers based on the Adviser’s evaluation of their skills in managing assets pursuant to particular investment styles or based on the Adviser’s evaluation of their skills in constructing model portfolios pursuant to particular investment styles, and will recommend their hiring to the Board. The Adviser may employ multiple Sub-Advisers for one or more of the Subadvised Series. In those instances, the Adviser would (i) allocate and, as appropriate, reallocate a Subadvised Series’ assets among the Sub-Advisers and the Sub-Advisers would have management oversight of that portion of the Subadvised Series allocated to each of them and/or (ii) directly purchase and sell portfolio securities of a Subadvised Series based on model portfolios developed by one or more Sub-Advisers. With respect to certain Subadvised Series, the Adviser may retain day-to-day portfolio management responsibilities over a portion of the Subadvised Series’ assets.

The Adviser will engage in an on-going analysis of the continued advisability of retaining a Sub-Adviser and will make recommendations to the Board as needed. The Adviser will also negotiate and renegotiate the terms of the Sub-Advisory Agreements with the Sub-Advisers, including the fees paid to the Sub-Advisers, and will make recommendations to the Board as needed.

Each Discretionary Sub-Adviser will have discretionary authority to invest that portion of a Subadvised Series’ assets assigned to it. The Discretionary Sub-Advisers, subject to the supervision of the Adviser and oversight of the Board, will determine the securities and other investments to be purchased, sold or entered into by a Subadvised Series’ portfolio or a portion thereof, and will place orders with brokers or dealers that the Discretionary Sub-Advisers select. The Discretionary Sub-Advisers will keep certain records required by the 1940 Act and the Advisers Act to be maintained on behalf of the relevant Subadvised Series, and will assist the Adviser to maintain the Subadvised Series’ compliance with the relevant requirements of the 1940 Act. The Discretionary Sub-Advisers will monitor the respective Subadvised Series’ investments and will provide periodic reports to the Board and the Adviser. The Discretionary Sub-Advisers will also make their officers and employees available to the Adviser and the Board to review the investment performance and investment policies of the Subadvised Series.

Each Non-Discretionary Sub-Adviser will provide the Adviser with a model portfolio reflecting a certain style or focus. The Adviser will review the model portfolios of all Non-Discretionary Sub-Advisers employed on behalf of a Subadvised Series and determine which securities within the model portfolios to purchase on behalf of the Subadvised Series. The Non-Discretionary Sub-Advisers providing the model portfolios may in certain cases also serve as Discretionary Sub-Advisers, managing assets for the Subadvised Series pursuant to a Discretionary Sub-Advisory Agreement in addition to providing the model portfolios. In other cases, the Non-Discretionary Sub-Advisers may not otherwise provide management services to the Subadvised Series. The Adviser may choose to utilize only Non-Discretionary Sub-Advisers in this manner (i.e., only the Adviser would have discretion over assets and all of a Subadvised Series’ assets would be managed using model portfolios provided by Non-Discretionary Sub-Advisers). The Adviser would contract with the Non-Discretionary Sub-Advisers to obtain access to the model portfolios on a non-discretionary basis, and would compensate the Non-Discretionary Sub-Advisers for the provision of the model portfolios. The Adviser may also utilize both Non-Discretionary and Discretionary Sub-Advisers for the Subadvised Series. Under this arrangement, the Adviser would assign a portion of a Subadvised

Series’ portfolio to Discretionary Sub-Advisers and manage the other portion of the Subadvised Series’ portfolio based on model-portfolios provided by Non-Discretionary Sub-Advisers as described above. Although the Non-Discretionary Sub-Advisers would provide non-discretionary advice to the Adviser, each Non-Discretionary Sub-Adviser would be considered an “investment adviser or sub-adviser” of the Subadvised Series under Section 2(a)(20) of the 1940 Act.

All Sub-Advisory Agreements currently in effect have been approved by the Board, including a majority of the Independent Board Members, and the shareholders (or initial shareholder, as applicable) of the applicable Subadvised Series in accordance with Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder, unless shareholder approval was not required as a result of reliance on the Prior Order. All future Sub-Advisory Agreements will be approved by the Board in the same manner. The terms of each Sub-Advisory Agreement will comply fully with the requirements of Section 15(a) of the 1940 Act. Each Sub-Advisory Agreement will set forth the duties of the Sub-Advisers and will precisely describe the compensation that the Sub-Adviser will receive for providing services to the relevant Subadvised Series, and will provide that (1) it will continue in effect for more than two years from the date of its original approval only so long as such continuance is specifically approved at least annually by the Board at the times and manner required by Section 15(c) of the 1940 Act, (2) it may be terminated at any time, without the payment of any penalty, by the Adviser, the Board or by the shareholders of the applicable Subadvised Series on not more than sixty days’ written notice to the Sub-Adviser, and (3) it will terminate automatically in the event of its “assignment,” as defined in Section 2(a)(4) of the 1940 Act. With the exception of Sub-Advisory Agreements covered by the Prior Order, to the extent required by law, the Applicants will continue the shareholder approval process for Sub-Advisory Agreements until such time as the Commission grants exemptive relief to the Applicants.

The terms of the Sub-Advisory Agreements will also be reviewed and renewed on an annual basis by the Board, including a majority of the Independent Board Members in accordance with Section 15(c) of the 1940 Act. Each year, the Board will dedicate time to review contract matters, including matters relating to Investment Management Agreements and Sub-Advisory Agreements. The Board will review comprehensive materials received from the Adviser, the Sub-Advisers, independent third parties and independent counsel. The Board will consist of a majority of Independent Board Members. The Applicants will continue this annual review and renewal process for Sub-Advisory Agreements in accordance with the 1940 Act if the relief requested herein is granted by the Commission.

The Board will review information provided by the Adviser and Sub-Advisers when it is asked to approve or renew Sub-Advisory Agreements. A Subadvised Series will disclose in its statutory prospectus that a discussion regarding the basis for the Board’s approval and renewal of the Investment Management Agreement and any applicable Sub-Advisory Agreements is available in the Subadvised Series’ annual or semi-annual report to shareholders for the relevant period in accordance with Item 10(a)(1)(iii) of Form N-1A. The information provided to the Board will be maintained as part of the records of the respective Subadvised Series pursuant to Rule 31a-1(b)(4) and Rule 31a-2 under the 1940 Act.

Pursuant to the Sub-Advisory Agreements, the Adviser will agree to pay the Sub-Advisers a fee based on the percentage of the assets overseen by the Sub-Advisers or based on a percentage of the assets of the Subadvised Series. Each Sub-Adviser will bear its own expenses of providing investment management services to the relevant Subadvised Series. Neither a Trust nor any Subadvised Series will be responsible for paying sub-advisory fees to any Sub-Adviser. The Adviser will compensate each Sub-Adviser out of the fee paid to the Adviser under the relevant Investment Management Agreement.

V. REQUEST FOR EXEMPTIVE RELIEF

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the 1940 Act, or any rule thereunder, if such relief is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that the requested relief described in this Application meets this standard.

VI. LEGAL ANALYSIS AND DISCUSSION

a. Shareholder Vote

i. Regulatory Background

Section 15(a) of the 1940 Act states, in part, that it is unlawful for any person to act as an investment adviser to a registered investment company “except pursuant to a written contract, which contract, whether with such registered company or with an investment adviser of such registered company, has been approved by the vote of a majority of the outstanding voting securities of such registered company…” Rule 18f-2(a) under the 1940 Act states that any “matter required to be submitted…to the holders of the outstanding voting securities of a series company shall not be deemed to have been effectively acted upon unless approved by the holders of a majority of the outstanding voting securities of each class or series of stock affected by such matter.” Further, Rule 18f-2(c)(1) under the 1940 Act provides that a vote to approve an investment advisory contract required by Section 15(a) of the 1940 Act “shall be deemed to be effectively acted upon with respect to any class or series of securities of such registered investment company if a majority of the outstanding voting securities of such class or series vote for the approval of such matter…”

Section 2(a)(20) of the 1940 Act defines an “investment adviser” as any person who, pursuant to an agreement with such registered investment company or with an investment adviser of such registered investment company, is empowered to determine what securities or other property shall be purchased or sold by such registered investment company. Consequently, the Sub-Advisers are deemed to be within the definition of an “investment adviser” and therefore, the Sub-Advisory Agreements are each subject to Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to the same extent as the Investment Management Agreements.

Taken together, Section 15(a) of the 1940 Act and Rule 18f-2 require a majority of the outstanding voting securities of a Subadvised Series to approve Sub-Advisory Agreements whenever the Adviser proposes to the Board to hire new Sub-Advisers to manage the assets of a Subadvised Series.11 These provisions would also require shareholder approval by a majority vote for any material amendment to Sub-Advisory Agreements.

The Sub-Advisory Agreement must precisely describe all compensation to be paid thereunder and provide for its termination without penalty by the Board on not more than 60 days’ notice.12 In addition, the Sub-Advisory Agreements are required to terminate automatically and immediately upon their “assignment,” which could occur upon a change in control of the Sub-Advisers.13

Rule 2a-6 under the 1940 Act provides an exemption from the shareholder voting requirements in Section 15(a) of the 1940 Act and Rule 18f-2 thereunder for certain transactions that do not result in a “change in actual control or management of the investment adviser” to a registered investment company. The Applicants do not believe that Rule 2a-6 under the 1940 Act provides a safe harbor to recommend, hire and terminate Wholly-Owned Sub-Advisers. Each Wholly-Owned Sub-Adviser is expected to run its own day-to-day operations and each will have its own investment personnel. Therefore, in certain instances appointing certain Wholly-Owned Sub-Advisers could be viewed as a change in management and, as a result, an “assignment” within the meaning of the 1940 Act.

ii. Requested Relief

Applicants seek relief to (i) select Sub-Advisers to manage all or a portion of the assets of a Subadvised Series and/or provide model portfolios to the Adviser that would be utilized by the Adviser in connection with the management of a Series and enter into Subadvisory Agreements with those Sub-Advisers and (ii) materially amend Sub-Advisory Agreements with the Sub-Advisers, each subject to the approval of the Board, including a majority of

[11]

In the case of a Subadvised Fund that is a Master Fund, shareholder approval requirements under Section 15(a) and Rule 18f-2 thereunder are also governed by the voting provisions set forth in Section 12(d)(1)(E) of the 1940 Act.

[12]	See Section 15(a)(3) of the 1940 Act.
[13]	See Section 15(a)(4) of the 1940 Act. Section 2(a)(4) of the 1940 Act defines “assignment” as any direct or indirect transfer or hypothecation of a contract.

the Independent Board Members, without obtaining shareholder approval required under Section 15(a) of the 1940 Act and Rule 18f-2 thereunder. The Applicants believe that the relief sought should be granted by the Commission because (1) the Adviser either will operate the Subadvised Series, or may operate the Subadvised Series, in a manner that is different from single-manager investment companies; (2) the relief will benefit shareholders by enabling the Subadvised Series to operate in a less costly and more efficient manner; and (3) the Applicants will consent to a number of conditions that adequately address the policy concerns of Section 15(a) of the 1940 Act, including conditions designed to ensure that shareholder interests are adequately protected through Board oversight.

1. Operations of the Trusts

Section 15(a) was designed to protect the interest and expectations of a registered investment company’s shareholders by requiring they approve investment advisory contracts, including sub-advisory contracts.14 Section 15(a) is predicated on the belief that if a registered investment company is to be managed by an investment adviser different from the investment adviser selected by shareholders at the time of the investment, the new investment adviser should be approved by shareholders.15 The relief sought in this Application is consistent with this public policy.

In the case of a single-manager investment company, the investment adviser is a single entity that employs one or more individuals as portfolio managers to make the day-to-day investment decisions. The investment adviser may terminate or hire portfolio managers without board or shareholder approval and has sole discretion to set the compensation it pays to the portfolio managers. Alternatively, for multi-manager funds that employ one or more sub-advisers, the investment adviser is not normally responsible for the day-to-day investment decisions and instead, the investment adviser selects, supervises and evaluates sub-advisers who ultimately are responsible for the day-to-day investment decisions, or the investment adviser will make day-to-day investment decisions with respect to portions of a fund to implement the sub-adviser’s model portfolio, subject to the considerations described above.

Primary responsibility for management of a Subadvised Series’ assets, including the selection and supervision of the Sub-Advisers, is vested in the Adviser, subject to the oversight of the Board. Applicants believe that it is consistent with the protection of investors to vest the selection and supervision of the Sub-Advisers in the Adviser in light of the management structure of the Subadvised Series, as well as the shareholders’ expectation that the Adviser is in possession of information necessary to select the most capable Sub-Advisers. The Adviser has the requisite expertise to evaluate, select and supervise the Sub-Advisers.

From the perspective of the shareholder, the role of the Sub-Advisers is substantially equivalent to the role of the individual portfolio managers employed by an investment adviser to a traditional investment company. The individual portfolio managers and the Sub-Advisers are each charged with the selection of portfolio investments in accordance with a Subadvised Series’ investment objectives and policies and have no broad supervisory, management or administrative responsibilities with respect to a Subadvised Series. Shareholders expect the Adviser, subject to review and approval of the Board, to select appropriate Sub-Advisers. Shareholders also rely on the Adviser for the overall management of a Subadvised Series and the Subadvised Series’ total investment performance.

Applicants note that the requested relief is substantially similar to relief recently granted by the Commission to other funds utilizing the services of investment sub-advisers.16

In evaluating the services that a Sub-Adviser will provide to a Subadvised Series, the Adviser will consider certain information, including, but not limited to, the following:

[14]	See Section 1(b)(6) of the 1940 Act.
[15]	Hearings on S. 3580 before a Subcomm. Of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess. 253 (1940) (statement of David Schenker).
[16]

Blackstone Alternative Investment Funds, et al., Investment Company Act Relies Nos. 32481 (February 16, 2017) (Notice) and 32530 (March 13, 2017) (Order); and Frank Russell Company, et al., Investment Company Act Release Nos. 30524 (May 17, 2013) (notice) and 30556 (June 12, 2013) (order).

(1)

the advisory services provided by the Sub-Adviser, including the Sub-Adviser’s investment management philosophy and technique and the Sub-Adviser’s methods to ensure compliance with the investment objectives, policies and restrictions of the Subadvised Series;

(2)

a description of the various personnel furnishing such services, including their duties and qualifications, the amount of time and attention they will devote to the Subadvised Series, and the ability of the Sub-Adviser to attract and retain capable personnel;

(3)	reports setting forth the financial condition and stability of the Sub-Adviser; and

(4)

reports setting forth the Sub-Adviser’s investment performance during recent periods in light of its stated objectives and current market conditions, which may include comparisons with broadly-based unmanaged indices, private label and other accounts managed by the Sub-Adviser and having similar investment objectives, and other pooled funds having similar investment objectives and asset sizes.

In obtaining this information, the Adviser will typically: (i) review the Sub-Adviser’s current Form ADV; (ii) conduct a due diligence review of the Sub-Adviser; and (iii) conduct an interview with representatives of the Sub-Adviser.

In addition, the Adviser and the Board will consider the reasonableness of the Sub-Adviser’s compensation with respect to each Subadvised Series for which the Sub-Adviser will provide portfolio management services. Although only the Adviser’s fee is payable directly by a Subadvised Series, and the Sub-Adviser’s fee is payable by the Adviser, the Sub-Adviser’s fee directly bears on the amount and reasonableness of the Adviser’s fee payable by a Subadvised Series. Accordingly, the Adviser and the Board will consider the fees paid to Sub-Advisers in evaluating the reasonableness of the overall arrangements, consistent with the requirements of Section 15(c) of the 1940 Act.

2. Lack of Economic Incentives

With respect to the relief sought herein, the Applicants believe that no conflict of interest or opportunity for self-dealing would arise under the terms and conditions of this Application. The Applicants also believe that no economic incentive exists for the Adviser to select a Wholly-Owned Sub-Adviser to manage all or a portion of the assets of a Subadvised Series. As noted above, no Subadvised Series will be responsible for compensating a Wholly-Owned Sub-Adviser. The Adviser will receive a management fee pursuant to the Investment Management Agreement, which has been approved by the Board, including a majority of the Independent Board Members, and the shareholders of the relevant Subadvised Series. The Adviser is responsible, pursuant to the Investment Management Agreement, for paying the Wholly-Owned Sub-Adviser from the management fee it is paid by the Subadvised Series.

Even if the Adviser had an economic incentive, it would not be able to act to the detriment of the shareholders of the Subadvised Series because of the conditions set forth in this Application. Applicants assert that conditions 6, 7, 10 and 11 below are designed to provide the Board with sufficient independence and the resources and information it needs to monitor and address any conflicts of interest. A majority of the entire Board will be Independent Board Members, and Independent Board Members will have independent counsel. For any Subadvised Series that uses a sub-adviser that is an “affiliated person” (as such term is defined in the 1940 Act) of the Adviser, including, but not limited to, Wholly-Owned Sub-Advisers, a condition requires the Board to make a separate finding, reflected in the Board minutes, that any change in Sub-Advisers to manage all or a portion of the assets of that Subadvised Series is in the best interests of the Subadvised Series and its shareholders. A new Sub-Adviser would also need to be approved by a majority of the Independent Board Members who are subject to limits on their ability to have a financial interest in that Sub-Adviser. If an Adviser proposes to terminate a Non-Affiliated Sub-Adviser and hire a Wholly-Owned Sub-Adviser for a Subadvised Series, the fees and other terms of the Sub-Advisory Agreement will be reviewed by the Board, including a majority of the Independent Board Members, under Section 15(c) of the 1940 Act, and the management fee paid to the Adviser by the Subadvised Series would remain subject to the annual review by the Board. Each Sub-Advisory Agreement would also remain subject to the annual review (following its initial two-year period) by the Board, including a majority of the Independent Board Members.

3. Benefits to Shareholders

In the absence of exemptive relief from Section 15(a) of the 1940 Act, when new Sub-Advisers are retained by the Adviser on behalf of a Subadvised Series, the shareholders of the Subadvised Series will be required to approve the Sub-Advisory Agreements. Similarly, if Sub-Advisory Agreements are amended in any material respect, approval by the shareholders of the affected Subadvised Series will be required. Moreover, if Sub-Advisory Agreements were “assigned” as a result of a change in control of the Sub-Advisers, the shareholders of the affected Subadvised Series would be required to approve retaining the existing Sub-Adviser. In all these instances, the need for shareholder approval would require the Subadvised Series to call and hold a shareholder meeting, create and distribute proxy materials, and solicit votes from shareholders on behalf of the Subadvised Series, and generally necessitate the retention of a proxy solicitor. This process is time-intensive, expensive and slow, and, in the case of a poorly performing Sub-Adviser or one whose management team has parted ways with the Sub-Adviser, potentially harmful to the Subadvised Series and its shareholders.

As noted above, shareholders investing in a Subadvised Series are hiring the Adviser to manage the Subadvised Series’ assets by overseeing, evaluating, monitoring and recommending Sub-Advisers rather than by hiring its own employees to manage the assets directly. Applicants believe that permitting the Adviser to perform the duties for which the shareholders of the Subadvised Series are paying the Adviser – the selection, supervision and evaluation of the Sub-Advisers – without incurring unnecessary delays or expenses is appropriate in the interest of the Subadvised Series’ shareholders and will allow such Subadvised Series to operate more efficiently. Without the delay inherent in holding shareholder meetings (and the attendant challenge of obtaining the necessary quorums), the Subadvised Series will be able to replace Sub-Advisers more quickly and at less cost, when the Board, including a majority of the Independent Board Members, and the Adviser believe that a change would benefit a Subadvised Series and its shareholders. Without the requested relief, a Subadvised Series may, for example, be left in the hands of a Sub-Adviser that may be unable to manage a Subadvised Series’ assets diligently because of diminished capabilities resulting from a loss of personnel or decreased motivation resulting from an impending termination of the Sub-Adviser. Moreover, if a Sub-Advisory Agreement were “assigned” as a result of a change in control of the Sub-Adviser, the shareholders of the affected Subadvised Series would be required to approve retaining the existing Sub-Adviser.

If the relief requested is granted, each Investment Management Agreement will continue to be fully subject to Section 15(a) of, and Rule 18f-2 under, the 1940 Act. Moreover, the Board will consider the Investment Management Agreements and Sub-Advisory Agreements in connection with its annual contract renewal process under Section 15(c) of the 1940 Act, and the standards of Section 36(b) of the 1940 Act will be applied to the fees paid by the Adviser to each Sub-Adviser.

4. Shareholder Notification

With the exception of the relief requested in connection with Aggregate Fee Disclosure (as defined below), the prospectus and statement of additional information for each Subadvised Series will include all information required by Form N-1A concerning the Sub-Advisers. If new Sub-Advisers are retained or Sub-Advisory Agreements are materially amended, the Subadvised Series’ prospectus and statement of additional information will be supplemented promptly pursuant to Rule 497(e) under the Securities Act of 1933, as amended (the “Securities Act”).

If new Sub-Advisers are hired, the Subadvised Series will inform shareholders of the hiring of a new Sub-Adviser pursuant to the following procedures (“Modified Notice and Access Procedures”): (a) within 90 days after a new Sub-Adviser is hired for any Subadvised Series, that Subadvised Series will send its shareholders17 either a Multi-Manager Notice or both a Multi-Manager Notice and Multi-Manager Information Statement;18 and (b) the

[17]

If the Subadvised Fund is a Master Fund, for purposes of the Modified Notice and Access Procedures, “shareholders” include both the shareholders of the applicable Master Fund and the shareholders of its Feeder Funds.

[18]

A “Multi-Manager Notice” will be modeled on a Notice of Internet Availability as defined in Rule 14a-16 under the Exchange Act, and specifically will, among other things: (a) summarize the relevant information regarding the new Sub-Adviser (except as modified to permit Aggregate Fee Disclosure as defined in this Application); (b) inform shareholders that the Multi-Manager Information Statement is available on a website; (c) provide the website address; (d) state the time period during which the Multi-Manager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi-Manager Information Statement; and (f) instruct the shareholder that a paper or email copy of the Multi-Manager Information Statement may be obtained, without charge, by contacting the Subadvised Series. A “Multi-Manager Information Statement” will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act for an information statement, except as modified by the requested order to permit Aggregate Fee Disclosure. Multi-Manager Information Statements will be filed with the Commission via the EDGAR system.

Subadvised Series will make the Multi-Manager Information Statement available on the website identified in the Multi-Manager Notice no later than when the Multi-Manager Notice (or Multi-Manager Notice and Multi-Manager Information Statement) is first sent to shareholders, and will maintain it on that website for at least 90 days. In the circumstances described in this Application, a proxy solicitation to approve the appointment of new Sub-Advisers provides no more meaningful information to shareholders than the proposed Multi-Manager Information Statement. Moreover, as indicated above, the Board would comply with the requirements of Sections 15(a) and 15(c) of the 1940 Act before entering into or amending Sub-Advisory Agreements.

Prior to any Subadvised Series relying on the requested relief in this Application, the Board, including its Independent Board Members, will have approved its operations as described herein.19 Additionally, the shareholders of the applicable Subadvised Series will have approved its operation as described herein by a vote of a majority of the outstanding voting securities, within the meaning of the 1940 Act. In the case of any new Subadvised Series that has not yet offered its shares, and all of whose shareholders purchase shares on the basis of a prospectus containing disclosures to the effect that the relief is being sought, or has been obtained, from the Commission, only the approval of the initial shareholder will be obtained.

b. Fee Disclosure

i. Regulatory Background

Form N-1A is the registration statement used by open-end investment companies. Item 19(a)(3) of Form N-1A requires a registered investment company to disclose in its statement of additional information the method of computing the “advisory fee payable” by the investment company, including the total dollar amounts that the investment company “paid to the adviser (aggregated with amounts paid to affiliated advisers, if any), and any advisers who are not affiliated persons of the adviser, under the investment advisory contract for the last three fiscal years.”

Rule 20a-1 under the 1940 Act requires proxies solicited with respect to a registered investment company to comply with Schedule 14A under the Exchange Act. Item 22 of Schedule 14A sets forth the information that must be included in a registered investment company’s proxy statement. Item 22(c)(1)(ii) requires a proxy statement for a shareholder meeting at which action will be taken on an investment advisory agreement to describe the terms of the advisory contract, “including the rate of compensation of the investment adviser.” Item 22(c)(1)(iii) requires a description of the “aggregate amount of the investment adviser’s fees and the amount and purpose of any other material payments” by the investment company to the investment adviser, or any affiliated person of the investment adviser during the fiscal year. Item 22(c)(8) requires a description of “the terms of the contract to be acted upon and, if the action is an amendment to, or a replacement of, an investment advisory contract, the material differences between the current and proposed contract.” Finally, Item 22(c)(9) requires a proxy statement for a shareholder meeting at which a change in the advisory fee will be sought to state (i) the aggregate amount of the investment adviser’s fee during the last year; (ii) the amount that the adviser would have received had the proposed fee been in effect; and (iii) the difference between (i) and (ii) stated as a percent of the amount in (i). Together, these provisions may require a Subadvised Series to disclose the fees paid to Sub-Advisers in connection with shareholder action

[19]

Before a Master Fund may rely on the relief requested in this Application, the operation of the Master Fund in the manner described herein will be approved by a majority of the outstanding voting securities of the Master Fund, within the meaning of the 1940 Act, which will include voting instructions provided by the shareholders of the Feeder Funds investing in such Master Fund or other voting arrangements that in either case comply with Section 12(d)(1)(E)(iii)(aa) of the 1940 Act or, in the case of a new Master Fund or new Feeder Fund all of whose shareholders purchase shares on the basis of a prospectus containing the relevant disclosure, by the initial shareholder prior to any public offering. See Wells Fargo Funds Trust, et al., Investment Company Act Release Nos. 30830 (December 13, 2013) (notice) and 30853 (January 8, 2014) (order) and CCM Advisors Funds, et al., Investment Company Act Release Nos. 25208 (October 11, 2001) (notice) and 25251 (November 1, 2001) (order).

with respect to entering into, or materially amending, an advisory agreement or establishing, or increasing, advisory fees.

Regulation S-X sets forth the requirements for financial statements required to be included as part of a registered investment company’s registration statement and shareholder reports filed with the Commission. Sections 6-07(2)(a), (b) and (c) of Regulation S-X require a registered investment company to include in its financial statement information about the investment advisory fees. These provisions could require a Subadvised Series’ financial statements and semi-annual reports to disclose information concerning fees paid to Sub-Advisers, the nature of the Sub-Adviser’s affiliations, if any, with the Adviser, and the names of any Sub-Advisers accounting for 5% or more of the aggregate fees paid to the Adviser.

ii. Requested Relief

Applicants seek relief to permit each Subadvised Series to disclose (as a dollar amount and a percentage of a Subadvised Series’ net assets) (a) the aggregate fees paid to the Adviser and any Wholly-Owned Sub-Advisers; (b) the aggregate fees paid to Non-Affiliated Sub-Advisers; and (c) the fee paid to each Affiliated Sub-Adviser (collectively, the “Aggregate Fee Disclosure”) in lieu of disclosing the fees that may be required by Item 19(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(2)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, and Section 6-07(2)(a), (b) and (c) of Regulation S-X. Applicants request that, for any Subadvised Fund that is a Master Fund, this relief also permit any Feeder Fund invested in that Master Fund to disclose Aggregate Fee Disclosure. All other items required by Sections 6-07(2)(a), (b) and (c) of Regulation S-X will be disclosed. The Aggregate Fee Disclosure would be presented as both a dollar amount and as a percentage of the Subadvised Series’ net assets. Applicants believe that the relief sought in this Application should be granted because the Adviser intends to operate Subadvised Series under a multi-manager structure and no Subadvised Series would be responsible for the payment of advisory fees to the Sub-Advisers. As a result, disclosure of the individual fees that the Adviser pays to the Sub-Advisers would not serve any meaningful purpose.

As noted above, the Adviser may operate Subadvised Series in a manner different from a traditional investment company. By investing in a Subadvised Series, shareholders are hiring the Adviser to manage the Subadvised Series’ assets by overseeing, evaluating, monitoring and recommending Sub-Advisers rather than by hiring its own employees to manage the assets directly. The Adviser, under the supervision of the Board, is responsible for overseeing the Sub-Advisers and recommending their hiring and replacement. In return, the Adviser receives an advisory fee from each Subadvised Series. Pursuant to each Investment Management Agreement, the Adviser will compensate the Sub-Advisers directly. Disclosure of the individual fees that the Adviser would pay to the Sub-Advisers does not serve any meaningful purpose since investors pay the Adviser to oversee, monitor, evaluate and compensate the Sub-Advisers. Applicants contend that the primary reasons for requiring disclosure of individual fees paid to Sub-Advisers are to inform shareholders of expenses to be charged by a particular Subadvised Series and to enable shareholders to compare the fees to those of other comparable investment companies. Applicants believe that the requested relief satisfies these objectives because the advisory fee paid to the Adviser will be fully disclosed and therefore, shareholders will know what the Subadvised Series’ fees and expenses are and will be able to compare the advisory fees a Subadvised Series is charged to those of other investment companies.

Indeed, in a more conventional arrangement, requiring the Subadvised Series to disclose the fees negotiated between the Adviser and the Sub-Advisers would be the functional equivalent of requiring single adviser investment companies to disclose the salaries of individual portfolio managers employed by that investment adviser. In the case of a single adviser or traditional investment company, disclosure is made of the compensation paid to the investment adviser, but shareholders are not told or asked to vote on the salary paid by the investment adviser to individual portfolio managers. Similarly, in the case of the Subadvised Series, the shareholders will have chosen to employ the Adviser and to rely upon the Adviser’s expertise in monitoring the Sub-Advisers, recommending the Sub-Advisers’ selection and termination (if necessary), and negotiating the compensation of the Sub-Advisers. There are no policy reasons that require shareholders of the Subadvised Series to be informed of the individual Sub-Adviser’s fees any more than shareholders of a traditional investment company (single investment adviser) would be informed of the particular investment adviser’s portfolio managers’ salaries.20

The requested relief would benefit shareholders of the Subadvised Series because it would improve the Adviser’s ability to negotiate the fees paid to Sub-Advisers. The Adviser’s ability to negotiate with the various Sub-Advisers would be adversely affected by public disclosure of fees paid to each Sub-Adviser. If the Adviser is not required to disclose the Sub-Advisers’ fees to the public, the Adviser may be able to negotiate rates that are below a Sub-Adviser’s “posted” amounts. Moreover, if one Sub-Adviser is aware of the advisory fee paid to another Sub-Adviser, the Sub-Adviser is unlikely to decrease its advisory fee below that amount. The relief will also encourage Sub-Advisers to negotiate lower sub-advisory fees with the Adviser if the lower fees are not required to be made public.

c. Precedent

As noted above, substantially the same relief requested herein recently has been granted to funds utilizing the services of non-discretionary investment advisers. See, e.g., Blackstone Alternative Investment Funds, et al., Investment Company Act Relies Nos. 32481 (February 16, 2017) (Notice) and 32530 (March 13, 2017) (Order); and Frank Russell Company, et al., Investment Company Act Release Nos. 30524 (May 17, 2013) (notice) and 30556 (June 12, 2013) (order).

Applicants also note that substantially the same exemptions requested herein with respect to relief from Section 15(a) and Rule 18f-2 for Non-Affiliated Sub-Advisers and Wholly-Owned Sub-Advisers, as well as relief from the disclosure requirements of the rules and forms discussed herein, have been granted previously by the Commission. See, e.g., Blackstone Alternative Investment Funds and Blackstone Alternative Investment Advisors LLC, Investment Company Act Rel. Nos. 32481 (February 16, 2017) (notice) and 32530 (March 13, 2017) (order); Guardian Variable Products Trust and Park Avenue Institutional Advisers LLC, Investment Company Act Rel. Nos. 32458 (January 9, 2017) and 32510 (February 6, 2017) (order).ETF Managers Group, et al., Investment Company Act Rel. Nos. 32317 (October 13, 2016) (notice) and 32358 (November 10, 2016) (order).

VII. CONDITIONS

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

1.

Before a Subadvised Series may rely on the order requested in the Application, the operation of the Subadvised Series in the manner described in this Application, including the hiring of Wholly-Owned Sub-Advisers, will be, or has been, approved by a majority of the Subadvised Series’ outstanding voting securities as defined in the 1940 Act (or if the Subadvised Series serves as a funding medium for any sub-account of a registered separate account, pursuant to voting instructions provided by the unitholders of the sub-account) which in the case of a Master Fund will include voting instructions provided by shareholders of the Feeder Funds investing in such Master Fund or other voting arrangements that comply with Section 12(d)(1)(E)(iii)(aa) of the 1940 Act, or, in the case of a new Subadvised Series whose public shareholders (or variable contract owners through a separate account) purchase shares on the basis of a prospectus

[20]

The relief would be consistent with the Commission’s disclosure requirements applicable to fund portfolio managers that were previously adopted. See Investment Company Act Release No. 26533 (Aug. 23, 2004). Under these disclosure requirements, a fund is required to include in its statement of additional information, among other matters, a description of the structure of and the method used to determine the compensation structure of its “portfolio managers.” Applicants state that with respect to each Subadvised Series, the statement of additional information will describe the structure and method used to determine the compensation received by each portfolio manager employed by any Sub-Adviser. In addition to this disclosure with respect to portfolio managers, Applicants state that with respect to each Subadvised Series, the statement of additional information will describe the structure of, and method used to determine, the compensation received by each Sub-Adviser.

containing the disclosure contemplated by condition 2 below, by the sole initial shareholder before offering the Subadvised Series’ shares to the public (or the variable contract owners through a separate account).[21]

2.

The prospectus for each Subadvised Series, and in the case of a Master Fund relying on the requested relief, the prospectus for each Feeder Fund investing in such Master Fund, will disclose the existence, substance, and effect of any order granted pursuant to this Application. Each Subadvised Series will hold itself out to the public as employing the multi-manager structure described in this Application. Each prospectus will prominently disclose that the Adviser has the ultimate responsibility, subject to oversight by the Board, to oversee the Sub-Advisers and recommend their hiring, termination and replacement.

3.

The Adviser will provide general management services to a Subadvised Series, including overall supervisory responsibility for the general management and investment of the Subadvised Series’ assets. Subject to review and approval of the Board, the Adviser will (a) set a Subadvised Series’ overall investment strategies, (b) evaluate, select, and recommend Sub-Advisers to manage all or a portion of a Subadvised Series’ assets and/or provide model portfolios for the Subadvised Series, and (c) implement procedures reasonably designed to ensure that Sub-Advisers comply with a Subadvised Series’ investment objective, policies and restrictions. Subject to review by the Board, the Adviser will (a) when appropriate, allocate and reallocate a Subadvised Series’ assets among one or more Sub-Advisers; and (b) monitor and evaluate the performance of Sub-Advisers.

4.

A Subadvised Series will not make any Ineligible Sub-Adviser Changes without such agreement, including the compensation to be paid thereunder, being approved by the shareholders (or, if the Subadvised Series serves as a funding medium for any sub-account of a registered separate account, pursuant to voting instructions provided by the unitholders of the sub-account) of the applicable Subadvised Series, which in the case of a Master Fund will include voting instructions provided by shareholders of the Feeder Fund investing in such Master Fund or other voting arrangements that comply with Section 12(d)(1)(E)(iii)(aa) of the 1940 Act.

5.

Subadvised Series will inform shareholders (or, if the Subadvised Series serves as a funding medium for any sub-account of a registered separate account, the Adviser will inform the unitholders of the sub-account or, if the Subadvised Series is a Master Fund, shareholders of any Feeder Fund) of the hiring of a new Sub-Adviser within 90 days after the hiring of the new Sub-Adviser pursuant to the Modified Notice and Access Procedures.

6.

At all times, at least a majority of the Board will be Independent Board Members, and the selection and nomination of new or additional Independent Board Members will be placed within the discretion of the then-existing Independent Board Members.

7.

Independent legal counsel, as defined in Rule 0-1(a)(6) under the 1940 Act, will be engaged to represent the Independent Board Members. The selection of such counsel will be within the discretion of the then-existing Independent Board Members.

8.

The Adviser will provide the Board, no less frequently than quarterly, with information about the profitability of the Adviser on a per Subadvised Series basis. The information will reflect the impact on profitability of the hiring or termination of any sub-adviser during the applicable quarter.

9.	Whenever a sub-adviser is hired or terminated, the Adviser will provide the Board with information showing the expected impact on the profitability of the Adviser.

10.

Whenever a sub-adviser change is proposed for a Subadvised Series with an Affiliated Sub-Adviser or a Wholly-Owned Sub-Adviser, the Board, including a majority of the Independent Board Members, will make a separate finding, reflected in the Board minutes, that such change is in the best interests of the Subadvised Series and its shareholders, and if the Subadvised Fund is a Master Fund, the best interests of any applicable Feeder Funds and their respective shareholders, and does not involve a conflict of interest

[21]

If a Subadvised Series has obtained shareholder approval to operate pursuant to the Prior Order and has met all other terms and conditions of the requested order, the Subadvised Series may rely on the applicable part of the order requested in this Application (i.e., hiring Non-Affiliated Subadvisers and amending Subadvisory Agreements with Non-Affiliated Subadvisers).

from which the Adviser or the Affiliated Sub-Adviser or Wholly-Owned Sub-Adviser derives an inappropriate advantage.

11.

No Board Member or officer of a Subadvised Series, or partner, director, manager, or officer of the Adviser, will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person), any interest in a Sub-Adviser, except for (i) ownership of interests in the Adviser or any entity, other than a Wholly-Owned Sub-Adviser, that controls, is controlled by, or is under common control with the Adviser; or (ii) ownership of less than 1% of the outstanding securities of any class of equity or debt of a publicly-traded company that is either a Sub-Adviser or an entity that controls, is controlled by or is under common control with a Sub-Adviser.

12.	Each Subadvised Series and any Feeder Fund that invests in a Subadvised Fund that is a Master Fund will disclose the Aggregate Fee Disclosure in its registration statement.

13.

In the event the Commission adopts a rule under the 1940 Act providing substantially similar relief to that requested in the Application, the requested order will expire on the effective date of that rule.

14.

Any new Sub-Advisory Agreement or any amendment to a Subadvised Series’ existing Investment Management Agreement or Sub-Advisory Agreement that directly or indirectly results in an increase in the aggregate advisory fee rate payable by a Subadvised Series will be submitted to the Subadvised Series’ shareholders for approval (or if the Subadvised Series serves as a funding medium for any sub-account of a registered separate account, pursuant to voting instructions provided by the unitholders of the sub-account).

VIII. PROCEDURAL MATTERS

All of the requirements for execution and filing of this Application on behalf of the Applicants have been complied with, in accordance with the applicable organizational documents of the Applicants, and the undersigned officers of the Applicants are fully authorized to execute this Application. The certifications of the Applicants, including the resolutions of the Applicants authorizing the filing of this Application, required by Rule 0-2(c) under the 1940 Act are included as Exhibits A-1 through A-2 to this Application. The verifications required by Rule 0-2(d) under the 1940 Act are included as Exhibits B-1 through B-2 to this Application.

Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their address is 225 Franklin Street, Boston, MA 02110 and that all written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.

Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

IX. CONCLUSION

For the foregoing reasons, Applicants respectfully request that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief requested in the Application. Applicants submit that the requested exemption is necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

Applicants have caused this Application to be duly signed on their behalf on the 7th day of March 2019.

COLUMBIA FUNDS SERIES TRUST,
COLUMBIA FUNDS SERIES TRUST I,
COLUMBIA FUNDS SERIES TRUST II,
COLUMBIA FUNDS VARIABLE INSURANCE TRUST, COLUMBIA FUNDS VARIABLE SERIES TRUST II, COLUMBIA ETF TRUST, COLUMBIA ETF TRUST I and COLUMBIA ETF TRUST II

By:	/s/ Ryan C. Larrenaga
Name:	Ryan C. Larrenaga
Title:	Secretary

COLUMBIA MANAGEMENT INVESTMENT ADVISERS, LLC

By:	/s/ Christopher O. Petersen
Name:	Christopher O. Petersen
Title:	Vice President and Assistant Secretary

EXHIBIT INDEX

A. Verifications

1. Verification of Columbia Funds Series Trust, Columbia Funds Series Trust I, Columbia Funds Series Trust II, Columbia Funds Variable Insurance Trust, Columbia Funds Variable Series Trust II, Columbia ETF Trust, Columbia ETF Trust I and Columbia ETF Trust II

2. Verification of Columbia Management Investment Advisers, LLC

B. Resolutions

1. Resolutions of the Board of Columbia Funds Series Trust I and Columbia Funds Variable Insurance Trust

2. Resolutions of the Board of Columbia Funds Series Trust, Columbia Funds Series Trust II, Columbia Funds Variable Series Trust II, Columbia ETF Trust, Columbia ETF Trust I and Columbia ETF Trust II

Exhibit A-1

Verification

The undersigned states that he has duly executed the attached application on March 7, 2019 for and on behalf of Columbia Funds Series Trust, Columbia Funds Series Trust I, Columbia Funds Series Trust II, Columbia Funds Variable Insurance Trust, Columbia Funds Variable Series Trust II, Columbia ETF Trust, Columbia ETF Trust I and Columbia ETF Trust II (“the Funds”); that he is the Secretary of the Funds; and that all actions by shareholders, directors and other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Ryan C. Larrenaga
Name:	Ryan C. Larrenaga
Title:	Secretary

Exhibit A-2

Verification

The undersigned states that he has duly executed the attached application on March 7, 2019 for and on behalf of Columbia Management Investment Advisers, LLC (“CMIA”); that he is the Vice President and Assistant Secretary of CMIA; and that all actions by members, managers and other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Christopher O. Petersen
Name:	Christopher O. Petersen
Title:	Vice President and Assistant Secretary

Exhibit B-1

Resolutions of the Board of Columbia Funds Series Trust I and Columbia Funds Variable Insurance Trust

VOTED:	That, upon recommendation of the Compliance Committee, the filing of an application for an amended exemptive order from the Securities and Exchange Commission that allows the appointment and replacement of subadvisers for the Funds without shareholder approval be, and it hereby is, approved.

VOTED:	That the officers of each Trust be, and each of them hereby is, authorized and directed to execute all such documents, agreements, certificates or instruments, and to take such further actions as may be necessary, appropriate or desirable, in consultation with Fund Counsel and Independent Legal Counsel, to carry out the purposes and intent of, and in furtherance of, the foregoing resolutions.

Exhibit B-2

Resolutions of the Board of Columbia Funds Series Trust, Columbia Funds Series Trust II, Columbia Funds

Variable Series Trust II, Columbia ETF Trust, Columbia ETF Trust I and Columbia ETF Trust II

WHEREAS, The Board has determined that it is in the best interests of Columbia Funds Series Trust, Columbia Funds Series Trust II, Columbia Funds Variable Series Trust II, Columbia ETF Trust, Columbia ETF Trust I, and Columbia ETF Trust II (each a “Trust” and together, the “Trusts”) to apply for an amended exemptive order from the Securities and Exchange Commission (“SEC”) to allow the appointment and replacement of subadvisers for the Funds without shareholder approval; now therefore be it

RESOLVED, That the filing of an application for an amended exemptive order from the SEC that allows the appointment and replacement of subadvisers for the Trusts without shareholder approval be, and it hereby is, approved; and further

RESOLVED, That the officers of each Trust be, and each of them hereby is, authorized and directed to execute all such documents, agreements, certificates or instruments, and to take such further actions as may be necessary, appropriate or desirable, in consultation with Fund Counsel and Independent Legal Counsel, to carry out the purposes and intent of, and in furtherance of, the foregoing resolutions.